QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BIG SKY TRANSPORTATION CO.
(Name of Subject Company (Issuer))

RANGER ACQUISITION CORP.,
a wholly owned subsidiary of
 MESABA HOLDINGS, INC.
(Name of Filing Persons (Offerors))

1996 Series Common Stock, no par value
(Title of Class of Securities)

089539 20 9
(CUSIP Number of Class of Securities)

Robert E. Weil
Mesaba Holdings, Inc.
Fifth Street Towers, Suite 1720
150 South Fifth Street
Minneapolis, MN 55402
(612) 333-0021
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Christopher C. Cleveland, Esq.
Brett D. Anderson, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 334-8400 (phone)
(612) 334-8650 (fax)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$3,500,000	$700

*
Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of 1996 Series Common Stock, no par value (the "Shares"), of Big Sky Transportation Co. (the "Company") at a price per Share of $2.60 in cash, without interest. As of October 28, 2002, there were (i) 1,249,482 Shares outstanding and (ii) 161,001 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Ranger Acquisition Corp., a Montana corporation ("Purchaser") and a wholly owned subsidiary of Mesaba Holdings, Inc., a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of 1996 Series Common Stock, no par value (the "Shares"), of Big Sky Transportation Co., a Montana corporation (the "Company"), for a price of $2.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as either may be amended or supplemented, together constitute the "Offer").

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information

(a)	The name of the subject company is Big Sky Transportation Co., a Montana corporation. The Company's principal executive offices are located at 1601 Aviation Place, Billings Logan International Airport, Billings, Montana 59105. Its telephone number is (406) 247-3910.
(b)	The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a),(b),(c)(1,2,5)	This Schedule TO is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning Purchaser and Parent") and in Schedule I ("Directors and Executive Officers of Parent and Purchaser") to the Offer to Purchase is incorporated herein by reference.
(c)(3-4)
During the last five years, none of Purchaser, Parent, nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase ("Directors and Executive Officers of Parent and Purchaser") (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction

(a)(1)(i-viii, xii)	The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Tax Considerations"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters"), Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(a)(1)(ix)	Not applicable.
(a)(1)(x)	Not applicable.
(a)(1)(xi)	Not applicable.
(a)(2)(i-iv, vii)
The information set forth in the Offer to Purchase under Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.
(a)(2)(v)	Not applicable.
(a)(2)(vi)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing persons (including each executive officer and director of each filing person, each person controlling each filing person and each executive officer and director of any corporation or other person ultimately in control of each filing person) and the Company, any of its affiliates that are not natural persons or any executive officer, director or affiliate of the Company that is a natural person.
(b)
The information set forth in the Offer to Purchase under "Introduction," Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

(c)(1-7)
The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters"), Section 12 ("Dividends and Distributions") and Section 13 ("Effect of the Offer on the Market for the Shares, The Pacific Exchange Listing and Exchange Act Registration") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a)	The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.
(b)	Not applicable.
(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company

(a),(b)	The information set forth in the Offer to Purchase under "Introduction," Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements

(a),(b)	Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 11. Additional Information

(a)	The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.
(b)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference.

Item 12. Materials to be Filed as Exhibits

(a)(1)	Offer to Purchase, dated October 29, 2002.
(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger among the Parent, Purchaser and Company, dated September 26, 2002 (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(d)(2)
Form of Shareholder Agreement, dated as of September 26, 2002, by and between Parent and each shareholder who beneficially owns more than five (5) percent of the Company's outstanding stock and each executive officer and director of the Company (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(d)(3)	Non-Disclosure Agreement dated as of July 26, 2002, by and between the Company and Parent.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2002

MESABA HOLDINGS, INC.
By:	/s/ ROBERT E. WEIL
Robert E. Weil Vice President, Chief Financial Officer and Treasurer
RANGER ACQUISITION CORP.
By:	/s/ ROBERT E. WEIL
Robert E. Weil President

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Materials to be Filed as Exhibits
  Item 13. Information Required by Schedule 13e-3
SIGNATURE